SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

California Pizza Kitchen, Inc.

(Name of Subject Company)

California Pizza Kitchen, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

13054D109

(CUSIP Number of Class of Securities)

Richard L. Rosenfield Co-Chief Executive Officer and Co-President California Pizza Kitchen, Inc. 6053 West Century Boulevard, 11th Floor Los Angeles, California 90045-6438 (310) 342-5000	Larry S. Flax Co-Chief Executive Officer and Co-President California Pizza Kitchen, Inc. 6053 West Century Boulevard, 11th Floor Los Angeles, California 90045-6438 (310) 342-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti, Esq.

J. Scott Hodgkins, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071-1560

(213) 485-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by California Pizza Kitchen, Inc., a Delaware corporation (the “Company”), on June 8, 2011, and amended on June 15, 2011. The Statement relates to the tender offer by CPK Merger Sub Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of CPK Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $18.50 per share, net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2011, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on June 8, 2011.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 9.	EXHIBITS.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(18) Q&A for Employees who have CPK stock options or own shares of CPK stock in an ESPP account at Deutsche Bank or Solium, dated June 17, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

CALIFORNIA PIZZA KITCHEN, INC. a Delaware corporation

Dated: June 20, 2011	By:	/s/ Richard L. Rosenfield
Co-Chairman of the Board, Co-Chief Executive Officer, and Co-President

	By:	/s/ Larry S. Flax
Co-Chairman of the Board, Co-Chief Executive Officer, and Co-President